Exhibit 1.02

Badger Meter, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2013 to December 31, 2013

This report for the reporting period from January 1, 2013 to December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the Rule). The Rule was adopted to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes reporting obligations on Securities and Exchange Commission (SEC) registrants whose manufactured products contain certain minerals which are necessary to the functionality or production of their products.

If a registrant can establish that any 3TG (Tin, Tungsten, Tantalum and Gold) used in the manufacture of its products are necessary to the functionality or production of a product manufactured by the registrant  or contracted by the registrant to be manufactured, the registrant must conduct in good faith a Reasonable Country of Origin Inquiry (RCOI) to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) and submit a Form SD which describes the RCOI that was completed.

If following the completion of a good faith RCOI, a registrant has reason to believe that any of the 3TG in its supply chain may have originated in the Covered Countries and are not from recycled or scrap sources, or if it is unable to determine the country of origin of those 3TG, then the registrant must exercise due diligence on the 3TG source and chain of custody.

In accordance with the Organization for Economic Cooperation and Development (OECD) Guidance and the Rule, this report is available on our website at www.badgermeter.com.

Consistent with the provisions of the Rule, this Conflict Minerals Report has not been audited by a third party.

1. Company Overview

This report has been prepared by the management of Badger Meter, Inc. (herein referred to as Badger Meter, the Company, we, us, or our). The information includes the activities of all majority owned subsidiaries that are required to be consolidated.

Badger Meter is a manufacturer and innovator in flow measurement and control products. Our products include water meters and related technologies, meters and related technologies for water and other fluids, gas meter radios, and concrete vibrators.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Badger Meter is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to follow the framework established by the OECD. Our enterprise is fully engaged in implementing that program.

Our standard purchase order terms and conditions, used with suppliers, have been updated to include conflict mineral due diligence and reporting requirements. Any direct sourcing by Badger Meter of tin, tungsten, tantalum and gold will not be intentionally sourced from conflict sources. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as discussed in the Rule, we will work with our suppliers to find alternate conflict-free sources.

We are committed to promoting economic development in Africa through responsible commercial engagement, driving employee awareness, as well as through our corporate citizenship activities.

Supply Chain

Badger Meter relies on our direct suppliers to provide origin information on all applicable minerals contained in components or materials supplied to us.  We also have the suppliers provide any sources of conflict minerals that are supplied to them from their suppliers.

2. Reasonable Country of Origin Inquiry

In order to determine the origin of the 3TG used in the manufacture of our products, Badger Meter conducted a RCOI in good faith.  Badger Meter used a survey recognized in the industry (further described in Section 4 below).

It is not practical to survey the entirety of our supplier base; therefore we restricted our survey to suppliers providing products containing 3TG. We then prioritized our list of suppliers by spending and provided the surveys.  The goal was to capture information from the suppliers representing the majority of Badger Meter’s purchases of these products.

Survey Responses

We received responses from 91% of the suppliers surveyed (which represents 97% of our overall purchases). We reviewed these responses to ensure no further engagement was required. These criteria included incomplete responses and inconsistencies within the reported data.

A majority of the responses received were provided at a company level, many of whom were unable to specify the smelters or refiners used for components supplied to Badger Meter.

After reviewing the results of the RCOI, Badger Meter determined that it had reason to believe that 3TG necessary for the functionality or production of its products may have originated from a Covered Country during 2013.  Badger Meter conducted its RCOI in good faith, and it believes that such inquiry was reasonable to allow it to make the determination. Accordingly, Badger Meter proceeded to exercise due diligence on the source and chain of custody of the 3TG (further described in Section 3 below).

Additionally, as part of the current sourcing process we are currently conducting a review of a supplier’s conflict mineral status prior to sourcing material from them.

3. Due Diligence Process

Our due diligence measures have been designed to conform to the framework provided in the OECD due diligence guidance.

Badger Meter has contracted an outside company to manage our conflict mineral survey process. They are responsible for contacting suppliers, collecting responses, and reviewing the responses for completeness, inconsistencies, errors and applicability.

4. Due Diligence Results

We conducted a survey of the suppliers described in Section 2 (Survey Responses) using the template developed by the Electronic Industry Citizenship Coalition® (EICC®). The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

As a result of the due diligence process, Badger Meter manufactured products that are subject to the Rule, are considered “DRC conflict undeterminable”.  These products are considered “undeterminable” because Badger Meter has been unable to determine the exact origin of the minerals used in such products.  In addition, when examining the data, an “undeterminable” answer was given to Badger Meter by 19% of our suppliers (these suppliers represented 25% of our overall purchases).

5. Steps Taken to Mitigate Risk

We are taking the following steps to improve the level of due diligence and to further mitigate any risk that any minerals in our products could benefit armed groups in the Covered Countries.

●	Include conflict mineral language in new or renewed purchase orders

●	Confirm conflict mineral status with all suppliers on a yearly basis

●	Promote undeterminable suppliers to audit their supply chain to ensure no usage of conflict minerals

●	Cease purchasing from suppliers who advise that conflict minerals are used in their product, and are unable to supply products that are free of conflict minerals